[Exhibit 99.2]

2011 Annual Business Report

Table of Contents

1.	Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2009 – FY2011)

2.	Company Overview

(1)	Registered Purpose of the Company

(2)	Description of Primary Business

(3)	Problems Confronting the Company

(4)	Business Offices and Game Development Facilities

(5)	Stock

(6)	Debenture

(7)	Major Shareholders

(8)	Investment in Other Companies

(9)	Directors Holding Concurrent Positions

(10)	Material Transactions with Related Parties

(11)	Significant Creditors

(12)	Employees

(13)	Directors and Auditors

(14)	Material Events after the End of Fiscal Year 2011

3.	Financial Statements as of and for the fiscal years ended December 31, 2011 and 2010

(1)	Balance Sheets

(2)	Income Statements

(3)	Statements of Appropriation of Retained Earnings

1.	Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2009 – FY2011)

[Unit: KRW]

Category	FY 2011	FY 2010	FY 2009
Current Assets	61,944,250,781	65,301,167,921	74,522,234,178
• Quick Assets	61,944,250,781	65,259,072,544	74,480,138,801
• Inventories	—	42,095,377	42,095,377
Non-current Assets	56,759,120,403	40,551,586,832	26,444,523,461
• Investment Asset	21,072,545,640	21,990,555,066	10,948,571,804
• Tangible Asset	1,261,672,069	1,038,239,275	1,453,967,737
• Intangible Asset	19,905,123,988	15,187,420,428	11,831,295,901
• Other Non-current Asset	14,519,778,706	2,335,372,063	2,210,688,019
Total Assets	118,703,371,184	105,852,754,753	100,966,757,639
Current Liabilities	9,847,425,028	10,546,645,634	8,337,706,064
Non-current Liabilities	7,531,044,348	8,310,198,785	9,842,151,958
Total Liabilities	17,378,469,376	18,856,844,419	18,179,858,022
Common Stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	75,380,209,013	75,380,209,013	74,935,002,691
Retained earnings	20,833,492,247	6,061,919,806	1,926,762,342
Capital Adjustment	—	—	445,206,322
Accumulated other comprehensive income and expense	1,636,750,548	2,079,331,515	2,005,478,262
Total Shareholders’ Equity	101,324,901,808	86,995,910,334	82,786,899,617

Revenues	40,224,258,623	38,979,077,887	43,945,590,171
Operating Income	8,462,252,055	6,437,933,773	11,770,320,038
Income before income tax	7,987,324,201	7,778,763,483	7,069,619,206
Net Income	14,771,572,441	4,135,157,464	3,082,496,755

2.	Company Overview

(1)	Registered Purpose of the Company

1)	Software consulting, development and supply

2)	Development and sales of software and CD

3)	Information-technology-related software development

4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing

5)	Online network game services

6)	Applied package-related software development

7)	Production and sales of computer programs

8)	Import and export of software

9)	E-commerce

10)	Character development business

11)	Animation business

12)	Real estate leasing

13)	Service-area restaurant business

14)	Media-related business

15)	Printing and publication

16)	Record & video production and distribution

17)	Any other businesses incidental to the above businesses

(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok OnlineTM, an MMORPG, which is commercially offered in 79 markets worldwide, including Korea, Japan, Taiwan, Southeast Asia, the United States and Europe since its launch in August 2002.

The Company commercially launched Emil Chronicle Online in August 2007, which is currently offered in China, Taiwan, Hong Kong and Indonesia. Requiem, which was commercially launched in October 2007, is currently serviced worldwide including the United States and Russia.

Having strong global network and success from Ragnarok OnlineTM, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as animation, game character merchandising, development of console, IPTV and smartphone games.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan, and joint venture companies in France and Russia. The Company also has NeoCyon, Inc., a subsidiary for its mobile business, and Gravity Games Corp., a subsidiary for its online game development, in Korea.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

Due to its high dependence on Ragnarok OnlineTM , the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up in various genres through in-house development and publishing, as well as diversifying its business portfolio with multi-platform business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
Game Development Facilities	Nuritkum Square R&D Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea

(5)	Stock

	Total number of shares

[As of December 31, 2011]
Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

‚	Type of Stock issued

[Par value per share: KRW 500]			[As of December 31, 2011]
Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture

[As of December 31, 2011]
Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks
-	-	-	-	-	-	-

*	Company currently has no debentures and has no plan to have debentures in the future.

(7)	Major Shareholders

[As of December 31, 2011]

Shareholder	Shares owned	%	Transaction with the Company	Remarks
GungHo Online Entertainment, Inc.	4,121,739	59.31	*	—
Others	2,827,161	40.69	—	—
Total	6,948,900	100.00	—	—

*	Refer to “(10) Material Transactions with Related Parties.”

(8)	Investment in Other Companies

[As of December 31, 2011]

Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC*	Dubai, U.A.E.	AED 7,800,000	Gaming Service	7,800	100.00%	Subsidiary
Gravity RUS Co., Ltd.	Moscow, Russia	RUB 63,809,220	Gaming Service	N/A	99.99%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW 1,673,665,000	Online game development	170,138	50.83%	Subsidiary
Ingamba LLC	Moscow, Russia	RUB 133,333,333	Gaming Service	1,000	25.00%	Joint Venture
Gravity EU SAS	Paris, France	EUR 1,000,000	Gaming Service	2,500	25.00%	Joint Venture

*	The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of December 31, 2011.

(9)	Directors Holding Concurrent Positions

Name	Company			Remarks
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Strategy Officer
	Gravity Games Corp.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—
	Gravity EU SAS	Executive Director	—

(10)	Material Transactions with Related Parties

[Unit: 1,000 KRW]

Related persons, companies	Revenue		Purchase Amount		Credit		Liabilities
	FY2011	FY2010	FY2011	FY2010	FY2011	FY2010	FY2011	FY2010
GungHo Online Entertainment, Inc.	24,041,388	25,148,456	701,228	1,801,715	2,604,620	2,586,952	5,360,054	6,902,588
Gravity Interactive, Inc.	1,141,499	942,331	—	—	2,045,544	888,435	184,959	28,489
Gravity Entertainment Corp.	91,687	—	—	—	—	29,425	162	604,059
Gravity CIS Co., Ltd.	27,680	201,162	—	—	1,293,108	1,273,843	—	—
Gravity EU SAS*	518,311	333,386	—	—	317,447	1,458,079	182,199	—
Gravity Middle East & Africa FZ-LLC	—	—	—	—	—	—	1,820,301	1,820,301
Ingamba LLC	275,416	93,894	—	—	46,621	93,894	—	—
NeoCyon, Inc.	1,992,510	1,473,274	1,455,010	1,319,596	1,006,957	910,371	242,071	256,934
Gravity Games Corp.	6,570	—	75,300	18,825	1,580,373	207,075	182,213	—
Total	28,095,061	28,192,503	2,231,538	3,140,136	8,894,670	7,448,074	7,971,959	9,612,371

*	Gravity EU SASU, our former wholly-owned subsidiary, was converted into a joint venture company, Gravity EU SAS, in which our equity interest is 25%, on July 26, 2011.

(11)	Significant Creditors

The Company had no significant creditors as of December 31, 2011.

(12)	Employees

[As of December 31, 2011]

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	11	222	87	37	357

(13)	Directors and Auditors

Permanent/Non permanent	Name	Position	Main work	Transaction with the Company	Remarks
Permanent	Hyun Chul Park	CEO	Chief Executive Officer	-	-
Permanent	Yoshinori Kitamura	Executive Director	Chief Operating Officer	-	-
Permanent	Kazuki Morishita	Executive Director	-	-	-
Permanent	Kazuya Sakai	Executive Director	-	-	-
Permanent	Jong Gyu Hwang	Independent Director	Member of audit committee	-	-
Permanent	Doo Hyun Ryu	Independent Director	Member of audit committee	-	-
Permanent	Jung Yoo	Independent Director	Member of audit committee	-	-

(14)	Material Events after the end of FY 2011

N/A

3.	Financial statements as of and for the fiscal year ended December 31, 2011 and 2010

(1)	Balance Sheets

FY 2011: as of December 31, 2011

FY 2010: as of December 31, 2010

[Unit: KRW]

Items	FY 2011 Amount		FY 2010 Amount
Assets
Current Assets		61,944,250,781		65,301,167,921
Quick assets		61,944,250,781		65,259,072,544
Cash and cash equivalents	31,740,564,444		34,280,209,546
Short-term financial instruments	15,000,000,000		12,000,000,000
Short-term available-for-sale securities	—		5,000,124,629
Accounts receivable	7,820,845,522		8,926,866,046
Allowance for doubtful accounts	(308,192,458)		(877,267,190)
Short-term loans	926,233,296		2,457,096,938
Allowance for doubtful accounts	—		(514,624,000)
Other accounts receivable	695,503,872		298,586,177
Allowance for doubtful accounts	(4,448,510)		(4,332,655)
Accrued income	451,699,988		328,434,323
Allowance for doubtful accounts	—		(60,920,609)
Advance payments	2,823,335,300		1,700,259,357
Prepaid expenses	474,073,648		457,930,270
Current deferred tax assets	1,239,000,000		—
Prepaid income taxes	897,446,608		1,011,604,540
Refund of income taxes receivable	188,189,071		255,105,172
Inventories		—		42,095,377
Inventory-resale	—		42,095,377
Non-current Assets		56,759,120,403		40,551,586,832
Investment assets		21,072,545,640		21,990,555,066
Equity method investments	19,996,357,354		20,870,435,497
Long-term available-for-sale securities	1,046,466,233		1,066,786,529
Long-term loans	1,029,722,053		338,873,680
Allowance for doubtful accounts	(1,000,000,000)		(285,540,640)
Tangible assets		1,261,672,069		1,038,239,275
Computer and equipment	11,266,484,387		10,652,007,528
Accumulated depreciation	(10,101,973,246)		(9,931,635,683)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	887,604,356		907,962,220
Accumulated depreciation	(811,615,252)		(797,758,443)
Leasehold improvements	745,967,319		745,967,319
Accumulated depreciation	(724,795,495)		(538,303,666)
Intangible assets		19,905,123,988		15,187,420,428
Capitalized R&D cost, net	18,464,789,177		13,700,336,659
Software	282,663,523		332,974,514
Other intangible assets, net	1,157,671,288		1,154,109,255
Other non-current assets		14,519,778,706		2,335,372,063
Leasehold deposits	1,376,595,810		1,254,259,980
Long-term prepaid expenses	222,258,499		154,488,893
Non-current deferred tax assets	8,747,000,000		—
Other non-current assets	4,173,924,397		926,623,190
Total assets		118,703,371,184		105,852,754,753
Liabilities
Current liabilities		9,847,425,028		10,546,645,634
Accounts payable	4,269,286,123		5,079,244,643
Advances received	1,920,365,988		1,859,668,102
Withholdings	210,685,157		148,878,935
Deferred income	3,134,985,266		3,085,673,437
Income tax payable	312,102,494		373,180,517
Non-current liabilities		7,531,044,348		8,310,198,785
Long-term deferred income	7,287,820,066		8,143,263,385
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	144,224,282		67,935,400
Total liabilities		17,378,469,376		18,856,844,419
Shareholders’ equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		75,380,209,013		75,380,209,013
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Accumulated other comprehensive income and expense		1,636,750,548		2,079,331,515
Unrealized loss on available-for-sale securities	—		(1,119,704)
Net accumulated comprehensive income of equity method investees	1,636,750,548		2,080,451,219
Retained earnings		20,833,492,247		6,061,919,806
Unappropriated retained earnings	20,833,492,247		6,061,919,806
Total shareholders’ equity		101,324,901,808		86,995,910,334
Total liabilities and shareholders’ equity		118,703,371,184		105,852,754,753

(2)	Income Statements

FY 2011: for the year ended December 31, 2011

FY 2010: for the year ended December 31, 2010

[Unit: KRW]

Items	FY 2011 Amount			FY 2010 Amount
Revenues		40,224,258,623		38,979,077,887
Online games-subscription revenue	4,766,264,315		3,932,515,964
Online games-royalties and license fees	32,754,389,269		32,780,080,049
Mobile games	1,925,512,861		1,604,976,232
Character merchandising, animation and other revenue	778,092,178		661,505,642
Cost of revenues		11,327,110,850		12,127,470,519
Cost of revenues-games	11,327,110,850		12,127,470,519
Gross profit		28,897,147,773		26,851,607,368
Selling and administrative expenses		20,434,895,718		20,413,673,595
Salaries	6,817,923,548		6,677,513,840
Severance benefits	421,574,620		439,958,710
Employee benefits	1,081,793,849		1,088,989,424
Transportation	445,009,981		603,959,335
Entertainment	80,007,506		84,509,603
Communication	72,292,212		77,052,847
Taxes and dues	913,993,524		290,223,183
Depreciation	340,915,075		404,612,306
Rent	1,034,712,084		1,057,166,187
Insurance premium	161,752,790		184,850,922
Vehicles maintenance	2,701,290		7,238,000

Items	FY 2011 Amount			FY 2010 Amount
Freight expenses	7,474,203		6,297,000
Repairs expenses	1,299,100		2,978,683
Training expenses	19,008,828		16,624,360
Books & subscription	22,851,612		25,485,557
Office supplies	66,783,838		39,401,408
Commission paid	4,007,934,541		2,320,110,532
Advertising	2,793,249,998		1,560,434,876
Research and development	1,738,494,088		4,623,793,266
Bad debt	81,274,844		444,469,729
Amortization on intangible assets	323,848,187		458,003,827
Operating income		8,462,252,055		6,437,933,773
Non-operating income		5,309,227,888		5,271,354,957
Interest income	1,647,257,622		1,827,577,650
Gain on foreign currency translation	91,506,040		72,583,082
Gain on foreign exchange transactions	999,554,915		1,065,168,878
Short-term realized gain on sale of available-for-sale securities	—		334,715,000
Short-term unrealized gain on available-for-sale securities (ELS)	—		124,629
Gain on valuation of equity-method investments	1,868,880,955		1,447,646,144
Gain on disposition of property and equipment	1,559,092		3,518,248
Gain on disposition of securities under equity method	311,084,673		—
Gain on disposition of other non-current assets	62,392,265		—
Other income	326,992,326		520,021,326
Non-operating expenses		5,784,155,742		3,930,525,247
Other bad debt	1,841,809,822		—
Loss on foreign currency translation	59,690,130		374,878,274
Loss on foreign exchange transactions	823,549,189		595,005,002
Loss on valuation of equity-method investments	2,006,445,548		1,933,240,210
Loss on impairment of long-term available-for-sale securities	—		451,739,853
Loss on impairment of intangible assets	798,957,970		475,425,016
Loss on disposal of short-term available-for-sale securities	124,629		—
Loss on impairment of securities under equity method	235,827,637		—
Donations	10,237,000		100,000,000
Other losses	7,513,817		236,892
Income before income tax		7,987,324,201		7,778,763,483
Income tax expense (benefit)		(6,784,248,240)		3,643,606,019
Net income		14,771,572,441		4,135,157,464
Earnings per share*
Basic and diluted		2,126		595

*	Each ADS represents one-fourth of one share of our common stock. Therefore, earnings per ADS is one-fourth of earnings per share.

(3)	Statements of Appropriation of Retained Earnings for fiscal years ended December 31, 2011 and 2010

FY 2011	From January 1, 2011 Until December 31, 2011	FY 2010	From January 1, 2010 Until December 31, 2010
Expected appropriation date	March 27, 2012	Confirmed appropriation date	March 25, 2011

[Unit: KRW]

Category	FY 2011 Amount		FY 2010 Amount
Retained earnings before appreciation		20,833,492,247		6,061,919,806
Unappropriated retained earnings carried over from prior year	6,061,919,806		1,926,762,342
Net income	14,771,572,441		4,135,157,464
Appropriation		—		—
Unappropriated retained earnings carried forwards to subsequent year		20,833,492,247		6,061,919,806